Securities and Exchange Commission
                             Washington, D.C. 20549
                      ------------------------------------

                                   Form 11-K


  [x] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act
                                    of 1934
                  For the fiscal year ended December 31, 1998


                                       OR


  [ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange
                                  Act of 1934


                         Commission file number 1-6003



               Federal Signal Corporation 401(K) Retirement Plan (Full title of plans and address of plans if different from that of the issuer named below)



                           Federal Signal Corporation
                       1415 West 22nd Street, Suite 1100
                           Oak Brook, Illinois 60521
                        --------------------------------
             (Name of issuer of the securities held pursuant to the
            plans and the address of its principal executive office)

                     Federal Signal Corporation
                       401(k) Retirement Plan

                        Financial Statements

                     December 30, 1998 and 1997

                           Contents


                                                             Page

Independent Auditor's Report                                   1

Statement of Net Assets Available for Benefits,
December 30, 1998 and 1997                                     2

Statement  of Changes in Net Assets  Available  for
Benefits, With Fund Information,
Year Ended December 30, 1998                                   3

Notes to Financial Statements, December 30, 1998 and 1997      5

Schedules:

  1 - Line 27a - Schedule of Assets Held for Investment
      Purposes,  December 30, 1998                             9

  2 - Line 27d - Schedule of Reportable Transactions,
      Year Ended December 30, 1998                            10

               Independent Auditor's Report


Plan Administrator
Federal Signal Corporation
  401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Federal Signal Corporation 401(k) Retirement Plan as of December 30, 1998 and 1997, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 30, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILIP ROOTBERG & COMPANY, LLP
Chicago, Illinois
June 21, 1999

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------

December 30,                                            1998              1997
--------------------------------------------------------------------------------





Assets

   Contributions receivable from:
    Federal Signal Corporation                    $3,319,716      $  2,917,893
    Participants                                     863,542           727,984
   Dividends and interest receivable                 382,904           357,535
   Investment at contract value:
    Investment contract at guaranteed rate of 5.62%      -             184,219
   Investments at fair value:
    Vanguard Wellington Fund                      11,723,077         8,318,922
    Vanguard Explorer Fund                         3,358,123         2,817,886
    Vanguard Index 500 Portfolio                  41,456,256        30,670,319
    Vanguard Primecap Fund                        22,922,159        16,466,048
    Vanguard Retirement Savings Trust             37,375,188        30,502,270
    Federal Signal Corporation common stock       32,570,471        28,064,641
   Participant Loan Fund                           4,366,085         1,601,897
                                                 -----------       -----------
Net Assets Available for Benefits               $158,337,521      $122,629,614
                                                 ===========       ===========

See accompanying notes to financial statements

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS, WITH FUND INFORMATION

---------------------------------------------------------------------------------------------------------------

Year Ended December 30, 1998
---------------------------------------------------------------------------------------------------------------


                                                                            Participant Directed

                                                                                                   Federal
                                                                                     Vanguard       Signal
                               Vanguard   Vanguard  Vanguard  Vanguard    Vanguard   Retirement   Corporation  Partic.
                              Investment Wellington Explorer  Index 500   Primecap     Savings      Common      Loan      Other
                              Contracts     Fund      Fund    Portfolio     Fund        Trust        Stock      Fund    Receivables

Additions

 Contributions from employer     $  -   $  149,312   $ 70,986  $  403,603  $  323,152  $  524,177  $  238,303   $ -    $(1,050,423)
 Contributions from partic.         -    1,123,158    548,514   2,982,466   2,103,646   2,092,823   1,514,308     -        135,558
 Transfer of assets from plan
  mergers                           -    1,004,141    126,226   1,037,506     525,959   1,874,285      97,005   41,039        -
 Interest and dividends          8,768   1,266,302     31,234     631,465     872,361   1,976,273     393,043  255,818      10,025
 Net appreciation (diminution)
  in fair value of investments      -   (  109,964)    19,013   8,473,413   3,584,495        -      2,532,350     -           -
                                ------   ---------    -------  ----------  ----------  ----------  ----------   -------  ----------
                                 8,768   3,432,949    795,973  13,528,453   7,409,613   6,467,558   4,775,009   296,857   ( 904,840)
                                ------   ---------    -------  ----------  ----------  ----------  ----------   -------  ----------

Deductions

 Withdrawals by participants  (    403) (  403,736)  (173,450)( 1,448,383) (  820,747) (2,775,127)  ( 646,936)  (199,877)      -
 Loans, net of repayments     (  2,705) (  156,475)  ( 63,017)( 1,023,668) (  441,830)   (644,726)  ( 335,800) 2,668,221       -
 Other                              -   (    1,027)  (    268)(     1,174) (    1,010) (    4,190)     11,333  (   1,013)      -
                               -------   ---------    -------  ----------   ---------   ---------    --------   --------   --------
                              (  3,108) (  561,238)  (236,735)( 2,473,225) (1,263,587) (3,424,043) (  971,403) 2,467,331       -
                               -------   ---------    -------  ----------   ---------   ---------   ---------   --------   --------
Interfund Transfers           (189,879)    532,444   ( 19,001)(   269,291)    310,085   3,829,403  (3,892,405)     -           -
                               -------   ---------    -------   ----------   ---------   ---------   ---------   --------   -------
Net Additions (Deductions)    (184,219)  3,404,155    540,237  10,785,937   6,456,111   6,872,918  (   88,799) 2,764,188  ( 904,840)
Net Assets Available for
 Benefits - Beginning of Year  184,219   8,318,922  2,817,886  30,670,319  16,466,048  30,502,270  13,764,361  1,601,897  3,979,118
                               -------   ---------  ---------  ----------   ---------   ---------   ---------   --------   --------
Net Assets Available for
 Benefits - End of Year       $   -    $11,723,077 $3,358,123 $41,456,256 $22,922,159 $37,375,188 $13,675,562 $4,366,085 $3,074,278
                               -------  ---------   ---------  ----------   ---------   ---------   ---------   --------   --------


See accompanying notes to financial statements

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS, WITH FUND INFORMATION - Continued

-------------------------------------------------------------------------------

Year Ended December 30, 1998
-------------------------------------------------------------------------------

                                           Non-Participant Directed
                                -----------------------------------------------
                                   Federal
                                    Signal
                                 Corporation
                                   Common
                                    Stock          Receivables          Total
                                 -----------       -----------        ---------

Additions

  Contributions from employer           $2,250,669     $1,452,247   $ 4,362,026
  Contributions from participants            -              -        10,500,473
  Transfer of assets from plan mergers       -              -         4,706,161
  Interest and dividends                   477,408         15,343     5,938,040
  Net appreciation (diminution)
   in fair value of investments          3,221,989          -        17,721,296
                                        ----------      ---------    ----------
                                         5,950,066      1,467,590    43,227,996
                                        ----------      ---------    ----------

Deductions

  Withdrawals by participants           (1,041,877)         -        (7,510,536)
  Loans, net of repayments                   -              -             -
  Other                                 (   12,204)         -          (  9,553)
                                        ----------      ---------     ---------
                                        (1,054,081)         -        (7,520,089)
                                        ----------      ---------     ---------

Interfund Transfers                     (  301,356)         -             -
                                        ----------      ---------     ---------

Net Additions (Deductions)               4,594,629      1,467,590    35,707,907

Net Assets Available for Benefits -
  Beginning of Year                     14,300,280         24,294   122,629,614
                                        ----------      ---------   -----------
  End of Year                          $18,894,909     $1,491,884  $158,337,521
                                        ==========     ==========   ===========

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

December 30, 1998 and 1997
-------------------------------------------------------------------------------




1  -   Significant Accounting Policies

    Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

    Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

    Valuation of Investments - Values for securities are based on the quoted net asset value (redemption value) of the respective investment company. Investment contracts are carried at contract value, which approximates fair value. Values for Federal Signal Corporation common stock are based on the December 30, 1998 and 1997, closing prices.

    Accounting Method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net gains and losses from securities transactions are computed using the average cost method based on the beginning of year market value. Contributions are recognized based on payroll dates and accrued if applicable.

    Fees - Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings and will not reduce assets of the Federal Signal Corporation ("Company") 401(k) Retirement Plan ("Plan"). Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.


2  -   Description of Plan

    The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution plan covering a majority of the Company's employees who have three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On April 1, 1994, the plan sponsor adopted the Vanguard Prototype 401(k) Savings Plan. The Plan is sponsored by the Company.

    Contributions - Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6% of compensation, limited to a maximum employer and employee contribution of 23%, as defined in the Plan. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are based on a percentage of employee contributions or as a discretionary amount based on eligible employee compensation and/or participant eligible months in the Plan.

    Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and is charged with an allocation of investment management fees and, for terminated employees, administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions depending on location. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service.

    Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in a variety of investment choices at Vanguard Fiduciary Trust Company ("Vanguard") including Federal Signal common stock. Participants may change their investment by calling Vanguard.

    Participant Notes Receivable - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid over a longer reasonable period as determined by the plan administrator. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

    Payment of Benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability.Payment will generally be made in a lump sum.

    Forfeited Accounts - At December 30, 1998, forfeited nonvested accounts totaled $36,737. These accounts are used to reduce future employer contributions. Also, in 1998, employer contributions were reduced by $32,794 from forfeited nonvested accounts.


3 - Related Party Transactions

    Substantially all assets of the Plan are held in trust by the Vanguard Group, trustee for the Plan. Administrative and trustee fees in the amount of $88,275 were paid during the year ended December 30, 1998, from the Company and Plan assets.

    The Plan has no reportable transactions with nonexempt parties-in-interest as defined by the Department of Labor for the year ended December 30, 1998.

4 - Mergers

    Effective February 27, 1998, the Technical Tooling, Inc. Retirement Savings Plan was merged into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of February 27, 1998, as previously carried in the accounts of the Technical Tooling, Inc. Retirement Savings Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from February 27, 1998, and are included in the net assets available for benefits as of December 30, 1998. The fair value of transferred investments was $1,976,645 at February 27, 1998.

    Effective September 30, 1998, the Saulsbury Fire Equipment Corp. Retirement Plan and Trust was merged into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of September 30, 1998, as previously carried in the accounts of the Saulsbury Fire Equipment Corp. Retirement Plan and Trust. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from September 30, 1998, and are included in the net assets available for benefits as of December 30, 1998. The fair value of transferred investments was $2,729,516 at September 30, 1998.


5 - Income Tax Status

    The Internal Revenue Service ("IRS") has ruled that the Vanguard Prototype 401(k) Savings Plan which was adopted by the plan sponsor qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code ("IRC") by a letter dated September 7, 1994. The IRS has determined and informed the Company by a letter dated July 31, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC.


6 - Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7 - Subsequent Event

    Effective December 31, 1998, the Jetstream of Houston, Inc. Profit Sharing Plan and Trust was merged into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of December 31, 1998, as previously carried in the accounts of the Jetstream of Houston, Inc. Profit Sharing Plan and Trust. The fair value of transferred investments was $791,822 at December 31, 1998.

FEDERAL SIGNAL CORPORATION                                  Schedule 1
401(K) RETIREMENT PLAN
LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

----------------------------------------------------------------------------------------------------------------

December 30, 1998
----------------------------------------------------------------------------------------------------------------


                           EIN:  36-1063330

                               PN:  004


      (a)
  Party-in-                                                                                              (e)
   Interest                (b)                              (c)                          (d)            Current
Identification       Identity of Issue            Description of Investment              Cost            Value
--------------       -----------------            -------------------------          ------------   ------------
    *               Vanguard Wellington
                     Fund                         Common/Collective Trust            $ 10,758,443   $ 11,723,077
    *               Vanguard Explorer Fund        Registered Investment Company         3,248,460      3,358,123
    *               Vanguard Index 500 Portfolio  Registered Investment Company        24,147,540     41,456,256
    *               Vanguard Primecap Fund        Registered Investment Company        15,956,656     22,922,159
    *               Vanguard Retirement
                     Savings Trust                Registered Investment Company        37,375,188     37,375,188
    *               Federal Signal Corporation
                     Common Stock                 Common Stock                         23,582,714     32,570,471
    *               Participant Loan Fund         Interest at Rates From 7% to 10.04%   4,366,085      4,366,085
                                                                                      -----------    -----------
        Total                                                                        $119,435,086   $153,771,359
                                                                                      ===========    ===========







* Party-in-interest as defined by ERISA

FEDERAL SIGNAL CORPORATION                                                              Schedule 2
401(K) RETIREMENT PLAN
LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

-----------------------------------------------------------------------------------------------

Year Ended December 30, 1998
-----------------------------------------------------------------------------------------------

                                         EIN:   36-1063330


                                            PN:   004



                                                                                                    (h)
                                                                                  (g)             Current
    (a)              (b)                          (c)             (d)          Historical      Value of Asset          (i)
 Identity of     Description                    Purchase        Selling         Cost of       on Transaction        Net Gain
 Party Involved   of Asset                        Price          Price           Asset              Date             (Loss)

Vanguard Group   Federal Signal Corporation
                  Common Stock                 $ 6,955,723    $     -        $    -           $ 6,955,723         $      -
Vanguard Group   Federal Signal Corporation
                  Common Stock                      -           8,204,231      7,296,842        8,204,231             907,389
Vanguard Group   Vanguard Index 500 Portfolio   12,162,038          -             -            12,162,038                -
Vanguard Group   Vanguard Index 500 Portfolio       -           9,849,515      7,410,929        9,849,515           2,438,586
Vanguard Group   Vanguard Retirement
                  Savings Trust                 17,763,075          -             -            17,763,075                -
Vanguard Group   Vanguard Retirement
                  Savings Trust                     -          10,890,158     10,890,158       10,890,158                -
Vanguard Group   Vanguard Primecap Fund          7,269,731          -             -             7,269,731                -
Vanguard Group   Vanguard Primecap Fund             -           4,398,116      3,517,500        4,398,116             880,616
Vanguard Group   Vanguard Wellington Fund        5,472,338          -             -             5,472,338                -
Vanguard Group   Vanguard Wellington Fund           -           1,958,219      1,730,591        1,958,219             227,628


              Consent of Independent Auditors






We consent to the incorporation, by reference, in the Registration Statement (Form S-8 filed December 28, 1990, and its amendments) to our reports on the latest annual reports with respect to the financial statements and schedules of the Federal Signal Corporation 401(k) Retirement Plan included in the Annual Report (Form 11-K) for the year ended December 30, 1998.






PHILIP ROOTBERG & COMPANY, LLP
Chicago, Illinois
June 21, 1999